FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 — Name and Address of Company

A2Z Smart Technologies Corp. (the "**Company**")
1600 - 609 Granville Street
Vancouver, British Columbia
V7Y 1C3

ITEM 2 — Date of Material Change

June 3, 2021.

ITEM 3 — News Release

A news release was disseminated on June 3, 2021 through the facilities of Accesswire and subsequently filed on SEDAR (www.sedar.com). A copy of this news release is attached hereto as Schedule "A".

ITEM 4 — Summary of Material Change

The Company wishes to announce (further to its press releases of April 9, 2021, May 11, 2021 and May 14, 2021) that it has received final TSX Venture Exchange approval for its two previously announced private placements (collectively, the "**Offering**"). The Offering resulted in the issuance of an aggregate of 3,916,986 units (the "**Units**") at a price of $2.72 CAD per Unit, for gross proceeds of CAD$10.65 million.

Each Unit is comprised of one common share of the Company (each a "**Unit Share**") and one common share purchase warrant (the "**Warrant**"). 663,299 of the Unit Shares are restricted unstil September 15, 2021, and 3,253,687 of the Unit Shares are restricted until September 29, 2021. Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of $3.68 CAD per Warrant Share. 663,299 of the Warrants shall expire on April 14, 2023 and 3,253,687 shall expire on May 28, 2023. A finder's fee of CAD$563,737 was paid in connection with the Offering.

ITEM 5 — Full Description of Material Change

Please refer to the news release hereto attached as Schedule "A".

ITEM 6 — Reliance on Section 7.1(2) or (3) of National Instrument 51-102 of the Act

N/A

ITEM 7— Omitted Information

N/A

ITEM 8 — Executive Officer

The name and business number of an executive officer of the Company who is knowledgeable about the material change and this report is:

Gadi Levin, Chief Financial Officer
(647) 558-5564

ITEM 9 — Date of Report

June 21, 2021

SCHEDULE "A"

News Release

A2Z Smart Technologies Announces Closing of Previously Announced Private Placements for Aggregate Gross Proceeds of CAD$10.65 million

TEL AVIV, ISRAEL. June 3, 2021 - A2Z Smart Technologies Corp. **("A2Z"** or the **"Company") (TSXV:AZ) (OTCQX: AAZZF)**, an innovative technology company specializing in state-of-the-art automation and electronics technology, today announced (further to its press releases of April 9, 2021, May 11, 2021 and May 14, 2021) that it has received final TSX Venture Exchange ("**TSXV**") approval to its two previously announced private placements (collectively, the "**Offering**"). The Offering resulted in the issuance of an aggregate of 3,916,986 units (the **"Units"**) at a price of CAD$2.72 per Unit, for gross proceeds of CAD$10.65 million. Each Unit is composed of one common share of the Company (each a "**Unit Share**") and one common share purchase warrant (the "**Warrant**"). 663,299 of the Unit Shares are restricted until September 15, 2021 and 3,253,687 of the Unit Shares are restricted until September 29, 2021. Each Warrant entitles the holder thereof to acquire one additional common share of the Company (each a "**Warrant Share**"), upon payment to the Company of CAD$3.68 per Warrant Share. 663,299 of the Warrants shall expire on April 14, 2023 and 3,253,687 shall expire on May 28, 2023. A finder's fee of CAD$563,737 was paid in connection with the Offering.

"The closing of this financing provides us with the financial strength to execute our business plan and pursue the significant market opportunity in front of us," commented Bentsur Joseph, CEO of A2Z Smart Technologies, and continued, "A key part of our strategy is to fulfill the growing demand for our smart shopping cart solution, Cust2Mate, which is revolutionizing the traditional retail shopping experience by leveraging AI to provide shoppers with a more customized shopping experience without the inefficiency of check-out lines. We are seeing considerable interest from retailers and look forward to continuing to roll it out worldwide."

About A2Z Smart Technologies Corp

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z's flagship product is the world's first proven-in-use mobile self-checkout shopping chart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by automatically scanning purchased products and enabling in-cart payment so that customers can simply "pick & go", and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and

manpower requirements, and advanced command and control capabilities for store managers. Cust2Mate's SAAS-based software solution also provides shelf heatmaps for targeted advertising, direct marketing and special promotions that generate increased revenues and profits for retailers.

Additional A2Z products include advanced automotive fire prevention systems, bomb-defusing robots, and portable energy systems. The goal of all A2Z's products is to save time, save money and save lives.

For additional information, please visit: https://a2zas.com

Twitter: @a2z_advanced
Instagram: a2z_smart_tech

On Behalf of the Company,

Bentsur Joseph, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Disclaimer: The TSX Venture Exchange Inc. has in no way passed upon the merits of the Company has neither approved nor disapproved the contents of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the results of exploration activities -- that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This press release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities described herein in the United States or elsewhere. These securities have not been, and will not be, registered in the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Contact Information:

A2Z Smart Technologies Corp.

Gadi Levin, Chief Financial Officer
Telephone: +972-8-932-4333
Email: gadi@a2zas.com

SOURCE: A2Z Smart Technologies Corp.